

April 21, 2022

Christoper Larson
CSX Corp Shareholder
C/O Christopher Larson
PO Box #2
Ferrysburg, MI 49409

> **Re: CSX CORP**
> **Preliminary Proxy Statement on Schedule 14A filed April 12, 2022**
> **Filed by Christoper L. Larson**
> **File No. 001-08022**

Dear Mr. Larson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed April 12, 2022

Proxy Card, page P-1

1. We note that CSX has disseminated its proxy statement, including a white proxy card. Please confirm the participants will be using a color of proxy card other than white.

2. Please revise the proxy card to comply with the requirements in Exchange Act Rule 14a-4(a)(3).

3. The first sentence following the voting boxes in Item 1 states that Chris Larson "intends to use this proxy to vote (i) FOR Chris Larson and (ii) FOR the candidates who have been nominated by the Company to serve as directors, other than Paul C. Hilal..." Please consider including clarifying language following this sentence that notes that shareholders may withhold authority to vote for one or more additional company nominees, by writing the name of the nominee(s) in the blanks provided above. Refer to Section II.I ("Amendment to the Bona Fide Nominee Rule") in Exchange Act Release No. 31326 and

the example referred to in that section.

4. The proxy card states that "Chris Larson does not expect that he will not be unable to stand for election, but, in the event that he is unable to serve or for good cause will not serve, the shares of common stock represented by this proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Company's organizational documents and applicable law." Please revise to explain the reference to "good cause."

5. The proxy card indicates that "Chris Larson has reserved the right to nominate substitute person(s) if the Company makes or announces any changes to its organizational documents or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any nominee, to the extent this is not prohibited under the Company's organizational documents and applicable law. In any such case, shares of common stock represented by this proxy card will be voted for such substitute nominee(s)." Please explain how this would be permitted under the Company's organizational documents, given that the nomination deadline contained in the Company's bylaws appears to have passed.

General

6. Please revise to use the appropriate cover page. Refer to Exchange Act Rule 14a-101.

7. Please consider including page numbers in future amendments to this proxy statement and locating the proxy card at the back of the proxy statement.

8. The proxy statement states that "[t]his proxy statement and the **WHITE** proxy card (proxy materials) will only be available through the internet." Under the heading "Notice of Internet Availability & Obtaining A Proxy," disclosure similarly states "In accordance with rules adopted by the SEC, I may furnish proxy materials, including this Proxy Statement, to the shareholders by providing access to such documents on the Internet instead of mailing printed copies (the Notice)." Given the Annual Meeting will be held on May 4, 2022, and CSX's definitive proxy statement was filed on March 22, 2022, it appears that the deadlines under Rule 14a-16(l)(2) passed on March 25, 2022, and April 1, 2022, respectively, such that it does not appear you may use or reference the Notice of Internet Availability of Proxy Materials. Please revise accordingly.

9. The proxy statement appears to omit the following information required by Exchange Act Rule 14a-3 and specified in Schedule 14A (Exchange Act Rule 14a-101). Please revise accordingly.
    • Item 1(a) of Schedule 14A - the place of the meeting
    • Item 1(c) of Schedule 14A - (i) the date on which proposals of stockholders intended to be presented at the 2023 annual meeting of CSX's shareholders must be received by the Company in order to be included in the Company's proxy materials for that meeting and (ii) the date after which shareholder proposals for the 2023 annual meeting of CSX's shareholders will be considered untimely

- Item 2 of Schedule 14A - this item requires the proxy statement to state whether or not the person giving the proxy has the power to revoke such proxy and the procedures for such revocation; however, disclosure currently only describes how to revoke a previously delivered proxy card furnished by CSX and fails to describe how and where to send a revocation notice with respect to your proxy card, or the time by which such revocations must be received in order to be effective
- Item 4 of Schedule 14A
  ◦ Item 4(a)(2) requires the the names of the participants in the solicitation, including "any person who solicits proxies," and your proxy statement provides that "[p]roxies may be solicited in person, by telephone or by electronic communications by Chris Larson *or his supporters* acting without compensation" (emphasis added). Revise to identify "his supporters."
  ◦ Item 4(b)(4)
  ◦ Item 4(b)(5)
- Item 5 of Schedue 14A
  ◦ Item 5(b) - if there are participants other than Chris Larson, given the point above regarding the reference to "or his supporters," please provide the disclosure required by Item 5(b) with respect to such participants
  ◦ If Mr. Larson is the sole participant in the proxy solicitation, please revise the proxy to provide the disclosure described in Item 5(b)(1)(i), (ii), (vi), (vii), (viii), (ix), (x), (xi), (xii) and Item 5(b)(2)
- Item 6(d)
- Item 7
  ◦ Item 7(a)
  ◦ Item 7(b) - specifically, the disclosure described in Items 401(a), (e)(1), (e)(2), (f) and 407 of Regulation S-K
- Item 21(b)

10.   The proxy statement identifies two different figures for the shares of CSX Common Stock outstanding as of the Record Date for the Annual Meeting. In one location of your filing, you state that "as of the Record Date, there were 2,193,389,444 shares of Common Stock outstanding." In another location, you state with respect to the Record Date that "on March 8, 2022, there were issued and outstanding 2,178,580,270 shares of CSX Common Stock." According to the Company's definitive proxy statement filed on March 22, 2022, there were 2,178,580,270 shares of CSX Common Stock outstanding as of the Record Date. Please revise accordingly.

11.   It is our understanding that neither Paul Hilal nor Edward J. Kelly, III, a former CSX director, have ever been directors or officers at Bottomline Technologies, Inc. We note that Bottomline Technologies' most recent proxy statement lists two directors with the same last names as Messrs. Hilal and Kelly, but they are different individuals. Please revise accordingly.

12.   Please revise the proxy statement to address the following factual inaccuracies:

- Neither Edmund L. Harris, a former CSX officer, nor Mr. Hilal were ever listed on a proxy statement for National Energy Services Reunited Corp.
- Edmund L. Harris was never a director of CSX.
- Mr. Hilal was never listed on proxy statements for Lazard Global Total Return & Income Fund, Inc.
- Neither Mr. Halverson nor Mr. Reilley have been listed in a Dollar Tree, Inc. proxy statement. It is our understanding that an affiliate of Mr. Hilal nominated those individuals to stand for election as directors at Dollar Tree, but they did not join the Dollar Tree board. Also, while Mr. Hilal recently became a director at Dollar Tree, he has not been included in any Dollar Tree proxy statement as of the date of your preliminary proxy statement.
- Your preliminary proxy claims there is "increased injury risk" at the Company, yet the Company has reported an improved safety record since 2017. The Company reported a Federal Railroad Administration ("FRA") Personal Injury Frequency Index of 0.92 and a FRA Train Accident Rate of 2.90 for fiscal year 2021, compared to fiscal year 2017, when the Company reported a FRA Personal Injury Frequency Index of 1.19 and a FRA Train Accident Rate of 3.17. Refer to CSX's Annual Report on Form 10-K for fiscal year 2021, filed with the Commission on February 16, 2022 and its Annual Report on Form 10-K for fiscal year 2017, filed with the Commission on February 7, 2018.
- Your preliminary proxy states that the Company faces "a future of diminished opportunity and lower revenues." It is our understanding that CSX saw revenues increase by 18%, or $1.9 billion, from fiscal year 2020 to fiscal year 2021. In addition, since 2016, CSX's market capitalization has increased from approximately $33 billion to approximately $76 billion in 2022, and over the last five years, and as of December 31, 2021, the Company had a total shareholder return of 236%, which led all Class 1 rails. Please refer to CSX's Annual Report on Form 10-K for fiscal year 2021, filed with the Commission on February 16, 2022 and CSX's Definitive Additional Materials, filed with the Commission on April 14, 2022.
- Your preliminary proxy statement cites financial figures relating to "Total Railway Operating Revenues," which do not appear to be Company metrics disclosed by CSX. Please revise to disclose the components of such measure and where such components are reflected in CSX's documents filed with the Commission or other reputable source.
- Your preliminary proxy statement suggests that long-term debt has only begun increasing over the last five years when it states that "from 2012 to 2015 long term debt was trending from $1,214 billion to $974 million." However, in 2012, long-term debt was actually $9,052 million compared to $10,683 million in 2015. Refer to CSX's Annual Report on Form 10-K for fiscal year 2012, filed with the Commission on February 19, 2013 and its Annual Report on Form 10-K for fiscal year 2015, filed with the Commission on February 10, 2016. In addition, your proxy statement states that that "from 2017 to 2020 [l]ong term debt reversed course and

began shooting up" such that "[l]ong term debt went from $1,041 Billion in 2017 to $1,148 Billion dollars in 2020." However, long-term debt was $11,790 million in 2017 compared to $16,304 million in 2020 and CSX's net leverage has remained the same from 2017. Refer to CSX's Annual Report on Form 10-K for fiscal year 2017, filed with the Commission on February 7, 2018 and its Annual Report on Form 10-K for fiscal year 2020, filed with the Commission on February 10, 2021.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions